EXHIBIT 99.2

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

ORDINARY RESOLUTIONS

1.	To re-elect Neo Chee Beng as a Director.

☐ FOR             ☐ AGAINST             ☐ ABSTAIN

2.	To re-elect Rongquan Leng as a Director.

☐ FOR             ☐ AGAINST             ☐ ABSTAIN

3.	To re-elect Jun Wang as a Director.

☐ FOR             ☐ AGAINST             ☐ ABSTAIN

4.	To re-elect Kheng Nam Lee as a Director.

☐ FOR             ☐ AGAINST             ☐ ABSTAIN

5.	To approve the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2013 and to authorize the board of directors to determine their remuneration.

☐ FOR             ☐ AGAINST             ☐ ABSTAIN

6.	To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2011 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from April 30, 2012, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from April 30, 2012, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from May 30, 2012, or through the website of SEC, at www.sec.gov, starting from May 30, 2012.

☐ FOR             ☐ AGAINST             ☐ ABSTAIN

7.

To authorize our board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant

Period”); and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

☐ FOR             ☐ AGAINST             ☐ ABSTAIN

and, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN. PLEASE DATE, SIGN AND MAIL THIS PROXY CARD BACK AS SOON AS POSSIBLE!

By:
Shareholder Name:
Date: